Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

HOUSTON, TX, July 1, 2010 - Stage Stores, Inc. (NYSE: SSI) today announced that Earl J. Hesterberg has been appointed to the Company's Board of Directors. Mr. Hesterberg has been named to the Board's Compensation Committee and Corporate Governance and Nominating Committee.

Since April 2005, Mr. Hesterberg has served as President and Chief Executive Officer of Group 1 Automotive, and is also a member of their Board of Directors. Group 1 Automotive is a publicly-traded, Houston-based automotive retailer which had revenues of $4.5 billion in 2009. Prior to joining Group 1 Automotive, Mr. Hesterberg held various senior executive level sales, marketing, general management, operations, and customer service positions in the United States and Europe with both Ford Motor Company and Nissan Motor Company. He also served as CEO of Gulf States Toyota, a privately owned Toyota distributor based in Houston. Mr. Hesterberg also serves on the Board of Trustees of Davidson College, one of the nation's leading liberal arts colleges, and on the Board of Directors of the Greater Houston Partnership, a local non-profit organization dedicated to building regional economic prosperity.

Andy Hall, President and Chief Executive Officer, commented, "We are extremely pleased to welcome Earl to our Company's Board of Directors. His exceptional leadership skills, successful track record, and extensive experience in sales, marketing, operations, and customer service will provide our Board with a perspective on the opportunities and challenges that we face. I am confident that Earl will make an outstanding addition to our Board."

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 774 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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